October 3, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Pamela Long, Assistant Director

Re:	Medbox, Inc.
Draft Registration Statement on Form S-1
Submitted August 22, 2014
CIK No. 1547996

Ladies and Gentlemen:

On behalf of Medbox, Inc. (the “Company”), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above-referenced submission as set forth in the comment letter of September 18, 2014.

General

1.
We note disclosure that of the $3,000,000 in convertible debentures that certain investors agreed to purchase under the July 21, 2014 securities purchase agreement, the first tranche of $1,000,000 closed on the day the agreement was signed. Please tell us whether the remaining two tranches of $1,000,000 each have closed and whether the debentures sold at these two closings are currently outstanding.

Response:

The July 21, 2014 purchase agreement was amended on September 19, 2014, such that a total of five closings will occur, for an aggregate of $3,500,000 in principal amount of debentures, as disclosed in the Company’s 8-K filed with the SEC on September 24, 2014. The second closing under the July 21, 2014 purchase agreement, for debentures in the aggregate principal amount of $1,000,000 occurred on August 25, 2014. A third closing under the July 21, 2014 purchase agreement, as amended, for a debenture in the principal amount of $500,000 occurred on September 26, 2014. The debentures issued in the first, second and third closings are all outstanding. A fourth tranche and fifth tranche under the July 21, 2014 purchase agreement, as amended, each for debentures in the aggregate principal amount of $500,000 will occur, subject to customary closing conditions, within 2 days 5 business days, respectively, of the effective date of the registration statement. The S-1 has been revised accordingly.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Prospectus Cover Page

2.
We note your language in the penultimate paragraph stating that you may amend and supplement your prospectus from time to time. As the filing does not represent a shelf registration statement, please remove such language or otherwise explain its intended meaning.

Response:

The language in the penultimate paragraph has been removed.

Prospectus Summary, page 5

About Us, page 5

3.
In the first paragraph of your disclosure you state that based upon “unsolicited inquiries from interested institutional entities” your technology may be applied to the broader pharmaceutical marketplace. In an appropriate section of the filing, please provide context to this disclosure to help investors understand whether you intend to use your products in different applications or whether you will enter into a different line of business. As currently presented, your disclosure is vague and provides no visibility to how your technology could be applied to the broader pharmaceutical marketplace.

Response:

Additional disclosure has been added in the business section in accordance with the Staff’s comment. Please see page 25.

About This Offering, page 6

4.
We note the definition of “Amortization Conversion Rate” in the form of the convertible debenture filed as Exhibit 10.20 to the registration statement. Please revise your disclosure to reflect how the conversion rate is calculated in the event the registration statement is not declared effective prior to the first and the second registration default dates (as these terms are defined in the registration rights agreement, Exhibit 10.19 to the registration statement). In addition, please explain to us why the number of shares issuable upon repayment of the debentures is estimated based on 200% of the amount of shares the company would issue as repayment. Please revise your disclosure to the extent necessary to explain how you derived the number of shares being registered for resale.

Response:

The S-1 has been revised to disclose how the conversion rate is calculated in the event the registration statement is not declared effective prior to the first and the second registration default dates in accordance with the Staff’s comment.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

The number of shares being registered was determined as follows. The number of shares that the Company may issue upon conversion or repayment of the debentures, and as interest thereon, cannot presently be precisely determined, because of the variable nature of the amortization conversion rate, which will be equal to 70% of the lowest volume weighted average price for the 20 prior trading days (assuming the registration statement is declared effective in a timely fashion). As a result, the Company is registering a good faith estimate of the number of the shares that may be issued upon conversion or repayment of the debentures or payment of interest thereon.

The Company calculated the number of shares being registered as follows. The aggregate principal amount of the debentures sold under the July 2014 and September 2014 purchase agreements is $6,000,000. 70% of the closing price of the Company’s common stock on September 30, 2014 is equal to $6.44. $6,000,000 divided by $6.44 is equal to 931,677. 200% of 931,677 is equal to 1,863,354.

5% interest over one year on $6,000,000 is equal to $300,000. $300,000 divided by $6.44 is equal to 46,584. 200% of 46,584 is equal to 93,168.

1,863,354 + 93,168 = 1,956,522.

As of September 30, 2014, the closing price of the Company’s common stock over the past year has ranged from a low of $7.90 (on September 23, 2014) to a high of $73.90 (on January 7, 2014). In light of the foregoing, and based on the volatility and trends in the market price of the Company’s common stock, the Company believes that the number of shares being registered, as determined above, represents a reasonable good faith estimate of the number of shares the Company may issue upon conversion or repayment of, or as interest on, the debentures.

Risk Factors, page 6

Marijuana remains illegal under federal law, page 7

5.
You disclose that because you do not market, sell, or produce marijuana related products, the company and its investors should be insulated from federal prosecution or harassment. Please revise your disclosure to alert investors that your operations could be deemed to facilitate the selling or distribution of marijuana in violation of the federal Controlled Substances Act, or to constitute aiding or abetting, or being an accessory to, a violation of that Act.

Response:

The risk factor has been revised in accordance with the Staff’s comment.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Description of Business, page 19

Business Overview, page 19

6.
You disclose that your business has expanded to, among other things, (i) providing management oversight of individual licensed dispensary or cultivation centers, (ii) partnering with another company within the ecosystem of the marijuana industry and sharing in certain revenue streams associated with purchase of eligible real estate, and (iii) exploring partnership and product offerings in connection with the sale and marketing of “CBD.” In this regard, we note that two of your subsidiaries, Medbox Property Investments, Inc. and MJ Property Investment, Inc., have entered into real estate purchase agreements with an aggregated value of $15,080,000 (refer to disclosure on page F-19), and that Medbox CBD, Inc., one of your newer subsidiaries, specializes in hemp-oil concentrates and development of pharmaceutical products derived from cannabis to produce and distribute products based upon the lifting of federal prohibition of such activities.

•
Please expand your disclosure to clearly identify the services that you will provide in connection with the entering into a management rights agreement. Accurately describe the types of activities to be conducted at the facilities that you will manage, focusing especially in the intended cultivation operations at these centers. We note that related disclosure in paragraph numeral “3” on page 31 does not provide a clear break-down of the various arrangements related to these management rights, including (i) how the sale of a territory right is structured; and (ii) how one sells or leases management rights. Please ensure that your disclosure on page 31 clarifies the intended meaning of disclosure regarding clients “interested in developing certain territories with the assistance of Medbox.”

•
In connection with your real estate purchase transactions disclosed on page 51, please disclose how these locations will be used as part of the services you will provide to your clients and the type of revenue you expect to derive therefrom.

•
With respect to your agreement with MJ Holdings, Inc. (refer to disclosure at the top of page 36), please disclose whether your arrangement is concentrated to certain geographical locations and whether it is for a definite period of time. Also, please enhance your disclosure by describing the “sensitive use contemplated to be operated at the leased location” as well as provide a range of premiums usually charged above the lease market rates for these facilities. Please tell us why you have not filed the agreement with MJ Holdings as an exhibit to the registration statement.

•
Please revise your disclosure to clearly explain what “CBD” means and whether you intend to engage in any of the activities contemplated by Medbox CBD, Inc. prior to the lifting of the federal prohibition on these activities.

•	Please expand your risk factor disclosure to address the risks you may face based on the new lines of business you are now pursuing.

Response:

The business, risk factors, and MD&A sections have been revised in accordance with the Staff’s comment. The agreement with MJ Holdings has been added as an exhibit.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Our Strategy, page 21

7.
We note disclosure that you intend to develop a revenue stream based on your ability to acquire cultivation licenses in the marijuana industry. This disclosure suggests that you directly intend to acquire cultivation licenses. Please explain. In addition, please revise your disclosure throughout the registration statement to explain what an “ecosystem of each licensed location” is.

Response:

The disclosure has been revised to clarify that the Company facilitates the acquisition of licenses. The term “ecosystem” has been deleted.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

8.
We note your disclosure in paragraph numeral “6” at the top of page 32. Please revise your disclosure to explain whether you will require a specific license to provide auditing and accountability support to the dispensary operators.

Response:

The disclosure has been clarified by removal of the word “auditing”, adding further details regarding the services to be performed by the Company, and disclosing that the Company will not require a specific license to provide such services.

Certain Relationships and Related Transactions, page 62

9.	With respect to the Bio Tech PSA and the Medvend PSA, please disclose the reasons behind entering into these two transactions with a related party.

Response:

The S-1 has been revised to disclose the reasons behind entering into the Bio Tech PSA and the Medvend PSA in accordance with the Staff’s comment.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

10.
In Note 13 to the financial statements, page F-16, we note disclosure that during the first three months of 2014 the company had sales to a related party in the amount of $1 million. Please ensure that you provide requisite Item 404 of Regulation S-K disclosure in connection with this transaction.

Response:

The party referred to on Note F-16 is a stockholder of the Company (under 5%) and is an entity owned by a former girlfriend of the Company’s largest stockholder. Because of this relationship, the Company classified the party as a “related party” for purposes of the financial statements; however, the party does not meet the definition of a “related party” under the Instructions to Item 404(a) of Regulation S-K. Accordingly, there is no disclosure that needs to be added under “Certain Relationships and Related Transactions” in connection with this transaction.

11.
Please file the July 23, 2014 patent assignment agreement, as well as any notes outstanding issued to PVMI as exhibits to the registration statement. Otherwise, please tell us why you are not required to do so. In this regard, we also note page F-16 disclosure stating that as of June 30, 2014, there were $516,674 notes outstanding.

Response:

The requested exhibits have been added in accordance with the Staff’s comment. Note that the $516,674 in notes outstanding as of June 30, 2014 included a $500,000 note that has since been repaid and thus is not being filed.

Very Truly Yours,

/s/ Jeff Cahlon

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com